SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TESORO CORPORATION

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

Kirk Kerkorian

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.16 2/3 PER SHARE

(Title of Class of Securities)

881609101

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Glaser, Fink, Jacobs,

Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$1,400,000,000	$42,980

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 21,875,000 shares of the subject company (number of shares sought) by $64.00 (the purchase price per share offered by the Purchaser (as defined below)).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $42,980	Filing Party: Tracinda Corporation
Form or Registration Number: TO-T	Date Filed: November 7, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Tracinda Corporation (“Tracinda”) with the Securities and Exchange Commission on November 7, 2007 (the “Schedule TO”) relating to the tender offer by Tracinda for up to 21,875,000 shares of common stock, par value $.16 2/3 per share (the “Shares”), of Tesoro Corporation, a Delaware corporation (“Tesoro” or the “Company”) at a purchase price of $64.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in an Offer to Purchase, dated November 7, 2007 (the “Offer to Purchase”), and in the related letter of transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. All references to Sections in this Amendment are to Sections of the Offer to Purchase. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO.

Item 2.	Subject Company Information.

(a) Item 2 is hereby amended to add the following: “The information set forth in Section 8—“Information Concerning Tesoro Corporation” is incorporated herein by reference.”

(b) The third and fourth sentences in the paragraph captioned “Available Information” in Section 8—“Information Concerning Tesoro Corporation” is hereby amended to read as follows:

“That information is available for inspection at the public reference facilities of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can obtain copies of that information by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at Station Place, 100 F Street, N.E., Washington, D.C. 20549.”

Item 4.	Terms of the Transaction.

(a) Item 4 is hereby amended to add the following: “The information set forth in Section 12—“Conditions to the Offer” is incorporated herein by reference.”

(b) The introductory clause to the last paragraph of Section 4—“Acceptance for Payment and Payment” is hereby amended to read as follows:

“If we do not purchase any tendered shares under the Offer for any reason, then, promptly following the expiration or termination of the Offer and at no expense to tendering stockholders:”

(c) The first sentence of Section 5—“U.S. Federal Income Tax Consequences” is hereby amended to read as follows:

“The following summary is a description of material United States federal income tax consequences relating to the participation by a Tesoro stockholder in the Offer.”

(d) The second to last paragraph of Section 12—“Conditions to the Offer” is hereby amended to read as follows:

“which, in our reasonable judgment, in any such case, and regardless of the circumstances (except as a result of any action or inaction by us) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The subsection captioned “Background” of Section 11—“ Background and Purpose of the Offer; Plans for Tesoro” is hereby amended to add the following:

“On November 13, 2007, at the request of Tesoro, Daniel Taylor and Terry Christensen met with Bruce Smith and Charles Parrish, Senior Vice President, General Counsel and Secretary of Tesoro in Beverly Hills, California. At the meeting, Mr. Smith stated that he thought it might be a good idea for Tracinda to have a representative on Tesoro’s Board of Directors and asked whether Tracinda would consider entering into some form of shareholder’s agreement although specific terms were not proposed or discussed. Tracinda’s representatives advised Mr. Smith that Tracinda had not considered having Board representation at this time nor had it considered a shareholder’s agreement. Tracinda does not know whether there will be any further discussions about these matters.”

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Item 11.	Additional Information.

The subsection captioned “Antitrust” of Section 13—“Legal Matters” is hereby amended to add the following:

“We filed a Notification and Report Form, pursuant to the HSR Act, with respect to the Offer on November 7, 2007. The applicable waiting period will expire on November 23, 2007.”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2007

TRACINDA CORPORATION A Nevada corporation

By:	/s/ Anthony L. Mandekic
Name: Anthony L. Mandekic Title: Secretary and Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic*
Name: Anthony L. Mandekic Title: *Attorney-in-fact

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